Exhibit 99.1

Evogene Reports Second Quarter 2025 Financial Results

Conference call and webcast: today, August 19, 2025, 9:00 am ET

Financial Highlights:

◾
The financial results for the first half of 2025 of Lavie Bio, a subsidiary of Evogene and the MicroBoost AI for Ag operations, are presented as a single-line item in Evogene’s consolidated statements of profit and loss for the first half of 2025. Their results are included under the line titled - "Loss from operations held for sale, net". This accounting treatment follows the intention to sell the majority of Lavie Bio’s activities and the MicroBoost AI for Ag as of June 30, 2025.

◾
In the first half of 2025, total revenues amounted to approximately $3.2 million, compared to $2.3 million in the first half of 2024. The increase was primarily driven by higher seed sales generated by Casterra.

◾
During the first half of 2025, Evogene implemented a cost reduction plan, most of which was completed by the end of the second quarter of 2025. The initial impact of these reductions is partially reflected in the first half results, with the full effect expected to be realized in the second half of 2025.

◾
In the first half of 2025, total operating expenses, net were approximately $7.7 million compared to approximately $11.1 million in the first half of 2024. This decrease is mainly due to the decrease in Evogene’s subsidiaries' activity.

◾
As of the end of the first half of 2025, the company’s cash and short-term bank deposits balance was approximately $11.7 million. This cash balance does not reflect the expected proceeds from the sale of Lavie Bio’s assets and the MicroBoost AI for Ag tech-engine to ICL, completed in July 2025.

Rehovot, Israel – August 19, 2025 – Evogene Ltd. (Nasdaq, TASE: EVGN), a leading computational biology and chemistry company aiming to revolutionize the development of life-science-based products, today announced its financial results for the second quarter ended June 30, 2025.

Mr. Ofer Haviv, Evogene’s President and CEO stated: "Evogene is entering a transformative phase, centered on the strategic repositioning of our business around ChemPass AI - a proprietary, cutting-edge platform for the AI-driven discovery and optimization of small molecules. With a renewed focus on high-impact innovation, cross-industry collaboration, and operational efficiency, Evogene is now uniquely positioned to unlock long-term value in two massive global markets- pharmaceuticals and agriculture.

Earlier this year, we outlined a bold strategic path, and we are now delivering results across five key priorities:

1.          Enhance ChemPass AI as the core engine

2.          Expansion of strategic collaborations in pharma

3.          Integration of AgPlenus activities into Evogene

4.          Enhanced cash flow from subsidiaries

5.          Streamlined operations across the group

In line with these priorities, I'm excited to share with you the major achievements that took place during the second quarter and to date.

In June, we unveiled version 1.0 of our generative AI foundation model, developed in partnership with Google Cloud. Trained on a proprietary dataset of approximately 38 billion molecular structures, this model represents a leap forward in small molecule design, enabling us to address complex, multi-parameter challenges in pharma and ag-tech.

This technology solidifies ChemPass AI’s role as a best-in-class platform, capable of driving innovation at scale and speed.

Last week we announced a collaboration with Tel Aviv University. We partnered with Professor Ehud Gazit, a world-renowned expert in biomolecular self-assembly, to discover small molecule therapeutics targeting metabolic diseases like gout and PKU. This marks the beginning of a broader pharma ecosystem, leveraging ChemPass AI for next-generation drug discovery.

We are optimizing our agricultural offering around ChemPass AI through the integration of AgPlenus' activity into Evogene, including a 40% workforce reduction at AgPlenus. This integration enhances ChemPass AI’s application in crop protection, unlocking deeper synergies and operational efficiency.

In July 2025, we completed the sale of most of Lavie Bio’s activity and the MicroBoost AI for Ag platform to ICL for a total of $18.71 million. As part of the transaction Lavie Bio redeemed the simple agreement for future equity investment, which was made by an ICL affiliate. This transaction:

•	Boosted our cash position through direct and indirect proceeds,

•	Maintained upside via Lavie Bio’s ongoing agreement with an existing partner and

•	Preserved strategic alignment while creating shareholder value.

As part of a streamlining process, in both Biomica and Evogene, we implemented major restructuring plans:

•
Biomica reduced staff and management overhead and is now focused on completing its clinical trial for BMC128, its immuno-oncology program (by early 2026) and pursuing potential partners to take the lead on its development programs.

•	Evogene executed a 30% workforce reduction, with cost savings to be reflected from the third quarter of 2025 onwards.

Another important event, which strengthened our financials and supports the execution of the new strategy, was raising $4.4 million through fully utilizing our existing at-the market facility in June 2025, at an average price of $2.31 per share, reflecting strong market confidence. Combined with the ICL transaction, Evogene now holds a solid 18-month operational runway."

Mr. Haviv continued: "Looking ahead, our unified corporate focus is ChemPass AI - a powerful computational AI engine that will serve two global verticals:

•	Pharma - Driving discovery of novel small molecule therapeutics.

•	Agriculture - Enhancing crop protection innovation via AgPlenus.

To accelerate the penetration of our technology into these verticals:

•	We are building a dedicated business development team in pharma.

•	We expect to expand our academic and industry collaborations in pharma globally.

•	AgPlenus will continue strategic engagements with Bayer and Corteva, with new collaborations expected in the future.

•	We will continue investing in the unique offering of our ChemPass AI’s cutting edge technology.

As to the activity forecast of our subsidiaries:

•	Lavie Bio: Post-asset sale, focused on maintaining a collaboration with its existing partner. Dividends are expected to flow to Evogene as the majority shareholder. No new initiatives are planned.

•	Biomica: Advancing toward completion of its clinical trial for BMC128 and exploring potential partners to take the lead on its current development programs. No new initiatives are planned.

•
Casterra - Although not directly linked to our core technology, it shows strong revenue potential and is expanding into new markets. We have a strong belief in Casterra's potential as a growth engine and intend to support its continued development.

In summary, Evogene is now a leaner, more focused, and more AI-centric company. With a world-class platform, global partnerships, and a sharpened execution strategy, we are well-positioned to capture substantial value across multi-billion-dollar markets.

We invite investors to join us at this exciting inflection point, as we redefine small molecule innovation for both human health and sustainable agriculture".

Financial Highlights:

 Cash Position: As of June 30, 2025, Evogene held consolidated cash, cash equivalents, and short-term bank deposits of approximately $11.7 million. The consolidated cash usage during the second quarter of 2025 was approximately $2.4 million. Excluding Lavie Bio and Biomica, Evogene and its other subsidiaries used approximately $1.0 million in cash during the second quarter of 2025.

Revenue: Revenues for the first half of 2025 were approximately $3.2 million, compared to approximately $2.3 million in the same period the previous year, reflecting an increase of approximately $0.9 million. This increase was primarily driven by higher revenues recognized by Casterra, attributed to seed sales in the first half of 2025, partially offset by a decrease in AgPlenus revenues. Revenues for the second quarter of 2025 were approximately $0.9 million; a slight increase compared to approximately $0.6 million in the same period last year.

R&D Expenses: Research and development expenses, net of non-refundable grants, for the first half of 2025 were approximately $4.8 million, a decrease of approximately $1.7 million compared to $6.5 million in the first half of 2024. The decrease was primarily due to reduced R&D expenses in Biomica and the cessation of Canonic’s operations at the beginning of 2024. In the second quarter of 2025, R&D expenses were approximately $2.3 million, down from $2.9 million in the same period of 2024. This decrease is mainly attributable to decreased expenses in Biomica and Casterra.

Sales and Marketing Expenses: Sales and marketing expenses for the first half of 2025 were approximately $0.8 million, a decrease of approximately $0.3 million compared to approximately $1.1 million in the same period last year. The decrease was mainly due to reductions in Evogene, AgPlenus and Biomica personnel costs. Sales and marketing expenses for the second quarter of 2025 were approximately $0.4 million, reflecting a decrease of approximately $0.2 million compared to approximately $0.6 million in the second quarter of 2024. The decrease was mainly attributable to reduced expenses in Evogene, Biomica and AgPlenus as mentioned above.

General and Administrative Expenses: General and administrative expenses for the first half of 2025 decreased to approximately $2.3 million from approximately $2.9 million in the same period last year. This decrease is mainly attributable to lower personnel costs in Evogene, a reduction in D&O insurance costs, and lower non-cash compensation expenses in Casterra, Biomica, and AgPlenus. General and administrative expenses for the second quarter of 2025 decreased to approximately $1.1 million compared to approximately $1.4 million in the same period of the previous year, primarily due to decreased expenses in Evogene as mentioned above.

Other expenses (income): Other income of approximately $191 thousand was recorded in the first quarter of 2025 as part of the accounting treatment related to a sub-lease agreement. The decision to cease Canonic’s operations in the first half of 2024 resulted in other expenses of approximately $0.5 million, primarily due to the impairment of fixed assets recorded in the first quarter of 2024.

Operating Loss: The operating loss for the first half of 2025 was approximately $6.1 million, a significant decrease from approximately $9.4 million in the same period of the previous year, mainly due to the decreased operating expenses mentioned above. The operating loss for the second quarter of 2025 was approximately $3.1 million, a decrease from $4.6 million in the same period of the previous year, primarily due to the decreased operating expenses mentioned above.

Financing income (expenses), net: Financing income, net for the first half of 2025 was approximately $732 thousand, compared to financing income, net of approximately $373 thousand in the same period of the previous year. The increase is mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024 fund raising. As a result, during the first half of 2025 the Company recorded net financial income, related to pre-funded warrants and warrants of approximately $663 thousand. Financing expenses, net for the second quarter of 2025 were approximately $393 thousand, compared to financing income, net of approximately $97 thousand in the same period of the previous year. The decrease is mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024 fund raising.

Loss from operations held for sale, net: Loss from operations held for sale, net for the first half of 2025 was approximately $2.2 million, compared to approximately $0.8 million in the same period of 2024. For the second quarter of 2025, the loss from operations held for sale, net was approximately $1.2 million, compared to approximately $1.4 million in the second quarter of the previous year. These amounts mainly reflect the financial results of Lavie Bio and expenses related to the development and maintenance of MicroBoost AI for Ag, which are presented as a single-line item in the consolidated statements of profit and loss. This accounting treatment follows the intention to sell the majority of Lavie Bio’s activities and the MicroBoost AI for Ag as of June 30, 2025.  All prior period amounts were reclassified to conform to this presentation.

Net Loss: The net loss for the first half of 2025 was approximately $7.7 million, compared to approximately $9.8 million in the same period last year. The $2.1 million decrease in net loss was primarily due to decreased operating expenses and increased financing income, net, partially offset by increased loss from operations held for sale, net and reduced revenues. The net loss for the second quarter of 2025 was approximately $4.7 million, compared to approximately $6.0 million in the same period last year. The $1.3 million decrease in net loss was primarily due to decreased operating expenses, decreased loss from operations held for sale and increased revenues, partially offset by increased financing expenses, net as mentioned above.

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For the financial tables click here.

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Conference Call & Webcast Details: Tuesday, August 19, 2025, 9:00 AM EST 4:00 PM IDT

To join the Zoom conference, please register in advance here

 Webcast & Presentation link available at:

https://evogene.com/investor-relations/

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology and chemistry company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its subsidiaries.

For more information, please visit: www.evogene.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss: the expected effect of their cost reduction plans and timing thereof; the ability of Evogene to unlock long-term value in pharmaceuticals and agriculture; the ability of ChemPass AI to drive innovation at scale and speed; the belief that the collaboration with Professor Gazit marks the beginning of a broader pharma ecosystem; that ChemPass AI will serve the pharma and agriculture verticals, and the methods of penetrating the company’s technology into the verticals; the expected dividends to Evogene after the asset sale of Lavie Bio; that Biomica is advancing towards the completion of its BMC128 clinical trial and potential partners to lead its current development programs; Evogene’s 18-month operational runway projection; the belief that Evogene is well-positioned to capture substantial value across multi-billion-dollar markets; Evogene’s expected expansion of its academic and industry collaborations in pharma globally; AgPlenus’ creation of new collaborations in the future; and Casterra’s potential as a growth engine and expansion into new markets. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors Relations Contact:

Email: ir@evogene.com

Tel: +972-8-9311901

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,329	$15,301
Short-term bank deposits	3,362	10
Trade receivables	1,110	1,091
Other receivables and prepaid expenses	680	2,064
Deferred expenses related to issuance of warrants	991	1,304
Assets held for sale	12,218	-
Inventories	1,955	1,819

	28,645	21,589
LONG-TERM ASSETS:
Long-term deposits and other receivables	165	12
Investment in an associate	15	82
Deferred expenses related to issuance of warrants	1,392	1,735
Right-of-use-assets	2,350	2,447
Property, plant and equipment, net	1,359	1,804
Intangible assets, net	-	12,195

	5,281	18,275

TOTAL ASSETS	$33,926	$39,864

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$557	$1,228
Employees and payroll accruals	1,773	1,869
Lease liabilities	680	589
Liabilities in respect of government grants	470	323
Deferred revenues and other advances	-	360
Warrants and pre-funded warrants liability	1,168	2,876
Convertible SAFE	10,026	10,371
Other payables	520	1,079

	15,194	18,695
LONG-TERM LIABILITIES:
Lease liabilities	1,979	1,914
Liabilities in respect of government grants	4,279	4,327
Deferred revenues and other advances	99	90

	6,357	6,331

TOTAL LIABILITIES	$21,551	$25,026

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized − 15,000,000 ordinary shares; Issued and outstanding – 8,714,230 ordinary shares on June 30, 2025 and 6,514,589 ordinary shares on December 31, 2024	488	363
Share premium and other capital reserves	277,083	272,257
Accumulated deficit	(281,121)	(274,071)

Equity attributable to equity holders of the Company	(3,550)	(1,451)

Non-controlling interests	15,925	16,289

TOTAL EQUITY	12,375	14,838

TOTAL LIABILITIES AND EQUITY	$33,926	$39,864

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited				Audited

Revenues	$3,227	$2,294	$884	$605	$5,577
Cost of revenues	1,653	646	136	336	2,380

Gross profit	1,574	1,648	748	269	3,197

Operating expenses:

Research and development, net	4,792	6,499	2,321	2,882	12,511
Sales and marketing	809	1,112	412	591	1,983
General and administrative	2,262	2,917	1,086	1,420	6,993
Other expenses (income)	(191)	524	-	5	514

Total operating expenses, net	7,672	11,052	3,819	4,898	22,001

Operating loss	(6,098)	(9,404)	(3,071)	(4,629)	(18,804)

Financing income	1,820	591	235	194	7,393
Financing expenses	(1,088)	(218)	(628)	(97)	(3,358)

Financing income (expenses), net	732	373	(393)	97	4,035

Share of loss from equity accounted investment	(66)	(20)	(64)	(20)	(39)

Loss before taxes on income	(5,432)	(9,051)	(3,528)	(4,552)	(14,808)
Taxes on income (tax benefit)	1	1	1	1	9
Loss from operations held for sale, net	(2,238)	(778)	(1,152)	(1,432)	(3,237)

Loss	$(7,671)	$(9,830)	$(4,681)	$(5,985)	$(18,054)

Attributable to:
Equity holders of the Company	$(7,050)	$(9,282)	$(4,462)	$(5,419)	(16,485)
Non-controlling interests	(621)	(548)	(219)	(566)	(1,569)

	$(7,671)	$(9,830)	$(4,681)	$(5,985)	$(18,054)
Basic and diluted loss per share from continuing operations, attributable to equity holders of the Company	$(0.77)	$(1.69)	$(0.50)	$(0.85)	$(2.46)
Basic and diluted loss per share from operations held for sale, attributable to equity holders of the Company	$(0.24)	$(0.13)	$(0.12)	$(0.21)	$(0.43)

Weighted average number of shares used in computing basic and diluted loss per share	7,012,031	5,087,029	7,225,862	5,090,993	5,697,245

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited				Audited
Cash flows from operating activities

Loss	$(5,433)	$(9,052)	$(3,529)	$(4,553)	$(14,817)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization of property, plant and equipment and right-of-use-assets	600	731	290	330	1,381
Amortization of intangible assets	-	-	-	-	-
Share-based compensation	472	617	234	311	1,243
Remeasurement of Convertible SAFE	(345)	24	(345)	49	3
Net financing expenses (income)	156	(364)	147	(70)	(771)
Loss (gain) from sale of property, plant and equipment	(194)	524	(3)	5	525
Excess of initial fair value of pre-funded warrants over transaction proceeds			-		2,684
Amortization of deferred expenses related to issuance of warrants	656		330		471
Remeasurement of pre-funded warrants and warrants	(1,318)		159		(6,529)
Share of loss of an associate	67	20	65	20	39
Taxes on income (tax benefit)	1	1	1	1	9

	95	1,553	878	646	(945)
Changes in asset and liability items:
Decrease (increase) in trade receivables	(63)	119	1,467	303	(627)
Decrease (increase) in other receivables and prepaid expenses	1,369	(627)	(33)	(437)	806
Decrease (increase) in inventories	(601)	(228)	(154)	(157)	(1,277)
Increase (decrease) in trade payables	(369)	(716)	(63)	(79)	(630)
Increase (decrease) in employees and payroll accruals	(124)	(120)	103	(12)	(548)
Increase (decrease) in other payables	(458)	(94)	(138)	(130)	222
Increase (decrease) in deferred revenues and other advances	(351)	(105)	(196)	(34)	(559)

	(597)	(1,771)	986	(546)	(2,613)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited				Audited
Cash received (paid) during the period for:

Interest received	176	402	81	231	934
Interest paid	(98)	(41)	(52)	(18)	(67)
Taxes paid	(11)	-	(11)	-	(11)

Net cash used in continuing operating activities	(5,868)	(8,909)	(1,647)	(4,240)	(17,519)

Net cash used in operating activities held for sale	(1,615)	(656)	(654)	(1,215)	(2,181)

Net cash used in operating activities	$(7,483)	$(9,565)	$(2,301)	$(5,455)	$(19,700)

Cash flows from investing activities:

Purchase of property, plant and equipment	$(123)	(166)	(2)	(26)	$(626)
Proceeds from sale of property, plant and equipment	-	10	-	-	10
Proceeds from finance sub-lease asset	17	-	14	-	-
Withdrawal from (investment in) bank deposits, net	(3,328)	1,024	(1,001)	5,255	10,190

Net cash provided by (used in) continuing investing activities	(3,434)	868	(989)	5,229	9,574

Net cash provided by (used in) investing activities held for sale	-	(2,020)	-	(2,019)	48

Net cash provided by (used in) investing activities	$(3,434)	$(1,152)	$(989)	$3,210	$9,622

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited				Audited
Cash flows from financing activities:

Proceeds from issuance of ordinary shares, pre-funded warrants and warrants	4,283	-	4,283	-	5,500
Proceeds from issuance of ordinary shares, net of issuance expenses		86	-	83	122
Repayment of lease liability	(283)	(470)	(137)	(235)	(886)
Proceeds from government grants	-	-	-	6	134
Repayment of government grants	(122)	(142)	-	(9)	(298)

Net cash provided by (used in) continuing financing activities	3,878	(526)	4,146	(155)	4,572

Net cash provided by financing activities held for sale	112	8	3	4	84

Net cash provided by (used in) financing activities	$3,990	$(518)	$4,149	$(151)	$4,656

Exchange rate differences - cash and cash equivalent balances	25	(53)	45	(35)	(49)

Increase (decrease) in cash and cash equivalents	(6,902)	(11,288)	904	(2,431)	(5,471)

Cash and cash equivalents, beginning of the period	15,301	20,772	7,495	11,915	20,772
Cash and cash equivalents presented in assets held for sale	(70)	-	(70)	-	-

Cash and cash equivalents, end of the period	$8,329	$9,484	$8,329	$9,484	$15,301

Significant non-cash activities
Acquisition of property, plant and equipment	$11	$15	$11	$15	$120
Right-of-use asset recognized with corresponding lease liability	$207	$184	$-	$54	$2,307
Exercise of pre-funded warrants	$389	$-	$160	$-	$2,289
Derecognition of property, plant and equipment under a finance lease	$13	$-	$-	$-	$-
Investment in affiliated company with corresponding deferred revenues	$-	$120	$-	$-	$120